SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

     Certain of the statements contained herein are forward -looking statements based on based on Management’s current estimates regarding future performance that may result in material differences regarding future results, performance and events. In fact, actual results, performances or events may differ materially from those expressed or implied by the forward -looking statements, as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, future rescheduling or prepayment of debt denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

Largest Chinese cities:

Population of between 1.5 and 4.5 million and GDP per capita of between US$1,500 and US$3,000

BRIEF BACKGROUND	-CSN was founded on April 9, 1941 and privatized in 1993

-As the first integrated flat steel producer in Brazil, CSN played a historical role in the country’s industrialization process

-Since its privatization up to now, CSN has invested approximately US$ 3.5 billion raising total production capacity to 5.6 millions tons of crude steel per annum, improved quality and productivity levels and enhanced environmental protection

PRODUCTION FLOW

CSN is one of the largest integrated steelmakers in Latin America:

√ Presidente Vargas Steelworks → an integrated steel plant producing crude steel and rolled products (installed capacity of 5.6 million tonnes of crude steel per year)

√ Iron Ore → Casa de Pedra mine supplies 100% of Presidente Vargas’ needs

√ CSN Paraná → galvanized products, galvalume and pre-painted items, with a focus on the construction and home appliance industries

√ GalvaSud → galvanizing line specializing in products for the automotive industry

√ INAL → 4 service centers and 4 distribution centers; the biggest distributor in Brazil

√ Railways → MRS and CFN; transportation of raw materials and production

√ Ports → shipment of iron ore, steel products and containers

√ CSN LLC → cold rolling and galvanizing lines (USA)

√ Lusosider → cold rolling, galvanizing and tin-plate lines (Portugal)

Self-sufficiency in practically all relevant raw materials for steel production - in special, Casa de Pedra” captive iron ore mine and three power plants - along with equity participation or operating concessions of outstanding infra-structure assets, positions CSN not only as a truly low-cost producer but also one of the most independent, reliable and profitable steel producing systems, worldwide

ONE OF THE LOWEST COST* PRODUCERS IN THE WORLD
(Index)

* Slab cost, without depreciation

* Golder Associates S.A. – recognized by the SEC

√ Wholly -owned CSN subsidiary set up to sell products acquired from third parties;

√ In July 2007, NAMISA acquired Companhia de Fomento Mineral (CFM) in Minas Gerais, whose installations are close to the Casa de Pedra mine;

√ The acquisition was worth up to US$ 440 million, entirely financed by funds raised on the financial market;

√ CFM sold ~3.6 million tonnes of iron ore in 2006 and ~2.7 million tonnes in the 1H07 alone.

  OBJETIVES : Expanding CSN’s crude steel production capacity by 9 million tonnes per year and aligning domestic and international market service strategies by installing slab mills in Itaguaí and Minas Gerais.

  DESTINATION : Mainly the American and European markets

  INVESTMENTS : US$ 6 billion, with conclusion scheduled for the end of 2010

  OBJECTIVE: To produce 500,000 tonnes of rebars, reinforcing rods and wire rods per year

  INVESTMENTS: US$ 112 million

  MARKET: Construction industry

  SCHEDULED CONCLUSION: 2009

  OBJETIVE: To add value to the slag produced in the Blast Furnaces;

  MARKET: Retail - 90% (50 kg sacks), Wholesale - 10%

  INVESTMENT: US$ 185 million

  SCHEDULE: 1st half of 2008

2nd QUARTER 2007 RESULTS

√ The Brazilian flat steel market did exceptionally well in the 2Q07, with sales volume moving up 13.9% over the previous quarter and 15.6% year-on-year. Growth in the construction, automotive, capital goods, semi-finished and home appliance/OEM sectors was particularly marked.

√ The main developments in the period for in the international steel market were:

  A reduction in US steel demand, due to the less aggressive performance of the automotive, home appliance/OEM and, especially, construction industries;

  Thanks to the increase in imports from China, European inventories have moved up and this trajectory is expected to continue;

  In Asia, the imposition of export taxes on hot-rolled products by the Chinese government, following on from the introduction of the export licensing regime, which led to a slight price decrease in prices.

√ Net Income of R$ 1.7 billion in the first half of 2007, 129% more than in the 1H06 and a new Company record. Net Income in the 2Q07 totaled R$ 952 million, 25% higher than the 1Q07 and 133% up year-on-year;

√ Net Revenue of R$ 2.97 billion in the 2Q07, also a new quarterly record ;

√ After the resumption of full production capacity in the Presidente Vargas Steelworks , crude steel output moved up from 0.4 million tonnes in the 2Q06 to 1.3 million tonnes in the 2Q07, a massive increase of 240%. Rolled-steel production came to 1.3 million tonnes in the 2Q07, 60% up on the 2Q06 and 11% more than in the previous quarter;

√ CSN’s average slab production cost in 2007, despite the 11% appreciation of the Real in the last 12 months, remained at around US$ 260/t, once again positioning CSN as one of the most competitive and profitable producers in the global steel industry;

√ EBITDA of R$ 1.28 billion in the 2Q07, 26% above the 1Q07 figure, accompanied by an increase in EBITDA margin to 43%. In June 2007, the parent company recorded an EBITDA margin of 52.5% one of the highest in its history.

Visit our website:
www.csn.com.br/ir

Investor Relations:
(55 11) 3049-7588 / 3049-7592 / 3049-7526
invrel@csn.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 03, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.